SUPPLEMENTAL BENEFIT------------------------------------------------------------
Additional Term Insurance Rider-------------------------------------------------

1. DEFINITIONS------------------------------------------------------------------

1.1  Primary Insured is identified in the Coverage Description.

1.2 Insured(s) means the persons covered under this rider as identified in the Coverage Description. An Insured may be the Primary Insured or another individual.

1.3  Policy refers to the base contract to which this rider is attached.

1.4  You or your refers to the owner of the Policy.

1.5  We, our, and us refers to SAFECO Life Insurance Company.

2. TERM INSURANCE---------------------------------------------------------------

2.1  Death Benefit

     Upon death of the Insured, we will pay to the beneficiary the amount of insurance in force under this rider for such Insured. The amount of insurance for the Insured is shown in the Coverage Description. We must first receive at our Home Office due proof of death occurring while this rider was in force. All other requirements we deem necessary must be satisfied before we make such payment.

2.2  Beneficiary

     The beneficiary is shown in the application unless later changed. If no named beneficiary survives the Insured, the death benefit proceeds will be paid to you or your estate.

2.3. Waiver  of  Premium  or  Monthly  Deductions

     If the  premiums  or  monthly
     deductions during total disability of the Primary Insured are waived for the Policy, they will also be waived for this rider.

2.4  Coverage

     The amount of insurance and expiration date for this rider are shown in the Coverage Description.

2.5  Renewal

     The term period is one month. This rider will automatically renew unless terminated as described in Section 4 of this rider. No evidence of insurability will be required. Each renewal will extend coverage for an additional term period of one month.

2.6  Cost of Insurance Rate

     The Cost of Insurance Rate for each renewal period will be based on the age of the Insured upon issuance of this rider, duration of the coverage under this rider and rating class of the Insured as of the last Monthly Anniversary.

2.7  Death of Primary Insured

     Upon the death of the Primary Insured, the Insured may exercise the conversion privilege as described in Section 3 of this rider, and the age 80 limit will not apply. We must receive the conversion request at our Home Office within 60 days after the death of the Primary Insured.

2.8  Extension  of  Coverage

     If the  Insured is someone  other than the Primary
     Insured and dies within 120 days after the death of the Primary Insured due to a common event, and the Insured did not exercise conversion under this rider, we will pay the death benefit for such Insured provided by this rider.

2.9  Decrease in Coverage  Amount

     You may decrease the coverage amount of this rider after one year from the date of issue of this rider. The effective date will be the Monthly Anniversary following the date on which we receive the request. You may not decrease the coverage amount of this rider below $25,000.


L-9746/EP 2/97

3. CONVERSION-------------------------------------------------------------------
3.1  Conversion

     Prior to the Policy Anniversary following the Insured's 80th birthday this rider may be exchanged for a new policy without evidence of insurability. This rider must be currently in force with the monthly deduction and/or premium not being waived. We must receive the conversion request in our Home Office prior to the Policy Anniversary following the Insured's 80th birthday. The conversion date will be the date of issue of the new policy.


3.2  New Policy

     The new policy may be any eligible plan providing level or decreasing death benefits except a one year term plan. It must be a policy then being issued by us for the amount requested. The face amount may not exceed the face amount of this rider. The Cost of Insurance Rates for the new policy will be based on the attained age of the Insured on the conversion date. The rating class will be the same as for this rider. On the conversion date, the first premium must be paid on the new policy and this rider will terminate.

     If this rider limits any payment in the event of death from specified causes or under specified conditions, the new policy may also, at our option, contain the same limits.

3.3  Additional Benefits

     Any supplementary benefits on the life of the Insured that are a part of the Policy or this rider, will be issued with our consent and subject to our requirements. They may not exceed those in force under this rider. They must be available at the attained age of the Insured for the plan requested. We have the right to require evidence of insurability.

4. TERMINATION------------------------------------------------------------------

4.1 Termination

This rider will terminate on the earliest of the following:
1. upon surrender, cancellation, conversion, or maturity of the Policy;
2. when you send a written request to cancel this rider to our Home Office;
3. upon the expiration date of this rider, as shown in the Coverage Description;
4. if any premium for this rider is not paid by the end of the Policy's grace period;
5. upon death of the Primary Insured; or
6. upon the payment of the death benefit under this rider.

5. GENERAL PROVISIONS-----------------------------------------------------------

5.1  Contract

     This rider is part of the Policy to which it is attached. The terms of the Policy also apply unless they conflict with the specific terms of this rider.

5.2  Incontestability

     This rider shall be incontestable after it has been in force during the lifetime of the Insured for two years from the date of issue of this rider.

5.3  Suicide Exclusion

     If the Insured commits suicide while sane or insane within two years of the date of issue of this rider, we will limit the death benefit to the premiums paid for this rider.

5.4  Misstatement of Age or Sex

     If the age or sex of an Insured has been misstated, the amount of insurance for such Insured under this rider shall be adjusted.We will pay the amount which your premiums would have bought at the correct age or sex.

This rider is effective on the Effective Date, unless a different date is shown below. Date of issue if other than the Effective Date:

                                 SAFECO  LIFE  INSURANCE COMPANY
                                 /s/R.A. Pierson
                                ------------------------------------------------
                                R.A. Pierson,  Sr. Vice President and Secretary